

Exhibit 99.1

EXPRESSJET

Credit Suisse Conference
February 2008

Forward-Looking Statement



Some of the statements in this document are forward-looking statements that involve a number of risks and uncertainties. Many factors could affect actual results, and variances from current expectations regarding these factors could cause actual results to differ materially from those expressed in these forward-looking statements. Some of the known risks that could significantly impact revenues, operating results and capacity include, but are not limited to: ExpressJet's continued dependence on Continental Airlines for the majority of its revenue; the capacity purchase agreement with Continental could be terminated; the potential loss of access to aircraft, facilities and regulatory authorizations, as well as any airport-related services that Continental currently provides to ExpressJet; ExpressJet's new operations are less profitable than historical results; competitive responses to ExpressJet's branded entry into new markets; certain tax matters; reliance on technology and third-party service providers; flight disruptions as a result of operational matters; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; and competition and industry conditions. Additional information concerning risk factors that could affect ExpressJet's actual results are described in its filings with the Securities and Exchange Commission, including its 2006 annual report on Form 10-K. The events described in the forward-looking statements might not occur, or might occur to a materially different extent than described herein. ExpressJet undertakes no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Overview



- ✈ ExpressJet Airlines is one of the largest regional airlines in the world, operating a common fleet of 274 regional jet aircraft
- ✈ Prior to 2007, all aircraft flew on behalf of Continental Airlines as "Continental Express" under a capacity purchase agreement
- ✈ Last year was a challenging year as 69 aircraft were rapidly transitioned from Continental Express to new lines of business
- ✈ In 2008, we have two primary objectives:
  - Solidify our long-term relationship with Continental
  - Continue the development of our diversified business platform



2007 Review



✈ **Launched charter operations**
- Zero maintenance cancellations during 2007

✈ **Opened 27 new cities**
- 24 cities opened in five weeks

✈ **Developed best-in-class product offering aimed at providing simple, convenient and enjoyable air service**

✈ **Launched a new relationship with Delta Air Lines**

✈ **Began multi-year infrastructure and technology projects to replace services previously provided by Continental and implement the tools necessary for all types of flying**



Fleet Allocation



✈ As of 2007 year-end, our fleet allocation reflected the results of our diversification

Type of Flying	Aircraft Allocation
DBA Continental Express	205
DBA Delta Connection	
Fixed fee	10
Pro rate	11
ExpressJet Airlines (www.xjet.com)	39
Corporate Aviation	9
Total	**274**

JBLU, FRNT and UAL flying done through Corporate Aviation division.



Continental Relationship



➜ We are currently negotiating 2008 rates
  • Under current agreement, we are reimbursed at cost + 10% operating margin
➜ Continental's rights under our current agreement do not provide long-term certainty regarding our relationship. Continental can:
  • Terminate the agreement with 12-months notice at any time
    – ExpressJet has right of first refusal on the withdrawn capacity
  • Remove up to 25% of the fleet with 12-18 months notice beginning December 2009
    – ExpressJet has right of first refusal on the withdrawn capacity
  • Extend the current agreement beyond 2010
➜ We approached Continental in the past to restructure our agreement: reducing Continental's cost for our service in exchange for relief on certain contractual terms

EXPRESSJET

Delta Relationship



- ✈ We operate under two agreements with Delta in Los Angeles and Salt Lake City
  - 10 aircraft under fixed-fee arrangement (LAX, SLC)
  - 11 aircraft under pro rate agreement (LAX)
- ✈ Delta relationship began in June 2007 with fixed-fee flying
- ✈ In July 2007, we added pro rate flying
  - We increased aircraft in Delta pro rate agreement from nine to eleven in November 2007
  - In 2008, we will partner on marketing opportunities for pro rate flying
- ✈ Our agreement is a two-year agreement for fixed-fee flying with renewal options at Delta's election
- ✈ We continue to explore opportunities to strengthen and expand our Delta relationship



Flying as ExpressJet



✈ **We started selling tickets on ExpressJet Airlines in February 2007 and launched service in April 2007**

- Opened 24 cities in 5 weeks as aircraft became available

✈ **We continue to develop the schedule, better matching capacity with demand**

- Updated schedule in September, November and December 2007
- Our April 2008 schedule represents a tactical change in response to industry challenges with high fuel costs
    - Decreases utilization from ~11 hours/day to ~9 hours/day
    - Decreases total daily departures from 200 to 172
    - Eliminating routes with weak demand
    - Reducing frequency on longer haul routes where pricing is not in line with rising fuel costs



Flying as ExpressJet



✈ **We continue to experience positive customer feedback on in-flight service, non-stop routing and passenger amenities**

- During 2007 achieved accelerated RASM growth versus the industry

✈ **The development of our reservations system continues in 2008 to allow better partnering with online and traditional travel agencies**

- Travel agency enhancements to allow more flexible booking and enables XE flights to show on Expedia Corporate Travel Site
  - Expect to have fully integrated with travel agencies during 1H08
- Consumer add-ons to track flight status, book hotel and rental cars
  - Generate commission on marketing partnerships for website hits from www.xjet.com



Challenges



✈ **Establishing an unknown brand, particularly during seasonally weak winter months**
  - We continue to create brand awareness through increased targeted marketing efforts and local promotions with community partnerships and involvement

✈ **High fuel prices**
  - The April schedule changes will reduce financial pressure by minimizing impact of the weakest performing markets
  - We continue to rely on contract pricing arrangements to minimize fuel expense volatility (currently contracted for 85% of our fuel needs at $2.40)

✈ **Stimulating demand**
  - Aggressively revenue-manage inventory
  - Offer fare promotions to drive sales



10

Corporate Aviation



- Started a corporate aviation business December 2006 with first aircraft transitioned from Continental agreement
- Continue to develop opportunities for long-term contracts
  - NCAA flying
  - Professional race teams
  - Corporations
- Flew for JetBlue and Frontier while they were short aircraft and expect to fly for United Express in March
- Expect to add an additional six aircraft to this division by year-end



Balance Sheet and Cash Flow



- ✈ Expect 2008 capital expenditures to total between $15 – $20 million
  - Reflects run-rate year versus transition year (e.g., 2007)
- ✈ Ceased purchasing shares under the stock and debt repurchase program
  - Retired $5.9 million convertible debt via the repurchase program
  - $9.8 million remaining under the program
- ✈ Evaluating options for 2023 convertible note
  - First put date = August 2008, settlement options = cash or stock
  - Contemplating a secured financing transaction and using the proceeds to retire notes



Strategy Overview



- → Conclude rate negotiations with Continental and/or restructure the capacity agreement
- → Focus on positive contribution from at-risk flying operations by June 2008
- → Develop key relationships from strategic short-term partnerships
- → Pursue a diversified set of business objectives that provide flexibility
- → Retain the ability to schedule and market a network

EXPRESSJET